SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

July 2, 2003

COMMISSION FILE NUMBER:

01-31380

     QUEST CAPITAL CORP.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

                    Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

QUEST CAPITAL CORP.

(FORMERLY VICEROY RESOURCE CORPORATION)

PLAN OF ARRANGEMENT AND PRIVATE PLACEMENT COMPLETED

July 2, 2003

Vancouver, B.C. – Quest Capital Corp. (“Quest Capital”) is pleased to announce that the Arrangement involving the reorganization and exchanges of securities of Viceroy Resource Corporation (“Viceroy”) (VOY-TSE), Quest Investment Corporation (“Quest Investment”) (Q.A and Q.B - TSE) Avatar Petroleum Inc. (“Avatar”) (AVA – TSX Venture) and Quest Management Corp has been completed and Viceroy’s name changed to Quest Capital Corp.  In addition, the previously announced private placement of $10 million has been completed.

The Class A Subordinate Voting Shares (“Class A Shares”) and the Class B Variable Multiple Voting Shares (“Class B Shares”) of Quest Capital  will be listed and posted for trading at the opening on Friday, July 4, 2003. The listed shares of Viceroy, Quest Investment and Avatar will be delisted at that time.  Quest Capital will commence trading under the symbols “QC.A” for the Class A Shares and “QC.B” for the Class B Shares. Quest Capital Class A Shares carry one vote per share. Quest Capital Class B Shares carry two votes per share and will increase by one vote for each 6 million additional votes attached to newly issued Class A Shares or Class B Shares (in any combination)  to a maximum of five votes per share.

Based on the share exchange ratios set out in the Arrangement and following completion of the private placement Quest Capital has approximately 78.4 million  Class A Shares and 4.3 million Class B Shares issued and outstanding.  Quest Capital’s transfer agent, Computershare Trust Company of Canada, commenced on June 30, 2003, sending Letters of Transmittal to registered shareholders of Viceroy, Quest Investment and Avatar, which provide instructions on how to exchange existing share certificates.  Shareholders who hold their shares with financial service companies should contact their respective service agent.  Shareholders of Viceroy as of June 30, 2003 will also be entitled to receive shares of Viceroy Exploration Ltd. and SpectrumGold Inc. in accordance with the terms of the Arrangement.  Shareholders of the companies who are entitled to receive less than one board lot of shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive Quest Capital shares and provide the necessary documentation to the transfer agent on or before August 5, 2003.

Quest Capital has in excess of $90 million of total assets which will provide the basis for expanding its merchant banking activities - specifically, increasing its bridge loan business by providing collateralized bridge loans to publicly listed venture companies.

For more information about this Arrangement or the nature of business going forward please contact Michael Atkinson, Murray Sinclair or Brian Bayley at Quest Capital Corp. (604-689-1428 or toll free 800-318-3094).

Forward Looking Statement

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Quest Capital. Actual results may differ materially from those currently anticipated in such statements.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF

AMERICA OR BY US NEWSWIRE SERVICES

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	July 9, 2003	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.